0:01
all right this is donovan's
0:05
it is a bar
0:06
[Music]
0:12
so the owner's been closed since covid
0:15
he has made several upgrades
0:18
while he's been closed such as
0:20
refinishing these hardwood floors
0:24
there's some other great upgrades down
0:26
in the basement that you'll see
0:29
over here is the one-man kitchen
0:36
so it is designed to be fully functional
0:38
for just
0:40
one person
0:42
so if you have a bartender
0:46
working
0:48
back here
0:50
they can pop into the kitchen
0:53
behind closed doors and have
0:57
everything that they needed
1:00
for serving the food that they served so
1:02
there's a freezer here
1:09
there's a refrigerator

1:12
unit here
1:14
with a little prep surface
1:18
and space to put your toppings and
1:20
whatnot
1:22
and over here
1:24
is a new
1:25
auto fryer
1:28
so these are the foods that they served
1:31
things like
1:32
curly fries and onion rings and fried
1:34
pickles
1:38
drop into there
1:40
set the timer and off you go
1:44
one for each side easy peasy
1:49
close this just so you can see the rest
1:51
of the space so the hardwood floor runs
1:53
through here there's another
1:56
window
1:57
here in the front
2:04
okay
2:05
just let some of that light up
2:08
you can see the exhaust from the fryer

2:11
[Music]
2:12
over here there's another small
2:15
storage and workstation
2:19
microwave up high
2:21
it's not completely closed off it is
2:23
just the door here out to the bar and
2:26
then the bar area
2:28
behind the saloon doors
2:33
all right
2:37
so here are all the controls for the
2:40
lights
2:41
of course it is a bar kind of pub area
2:43
so there's several televisions
2:45
one in each corner of the bar
2:48
and then two large tvs across the way
2:54
so it is super clean in here i will
2:56
definitely give him that
2:58
i'm impressed with the cleanliness
3:01
they've got their
3:03
storage kind of hidden back here just by
3:06
some
3:07
drapes for easy access

3:09
it's all mirrored
3:11
back here
3:12
and then there's more coolers
3:16
you know everything's just
3:18
turned off right now to keep the cost
3:20
low since he's not open
3:23
but all super nice and clean
3:25
and then you've got your ice
3:28
there with your
3:30
well drinks um sink i should go this way
3:34
so the
3:35
sun's not reflecting back
3:39
so
3:40
the bar itself
3:45
the tap system
3:48
that's part of the upgrade that you'll
3:49
see down in the basement with a walk-in
3:51
cooler
3:52
there's like a glycol system to keep
3:54
everything cold cold
3:57
so there's
3:58
a couple of coolers here he's got his

4:00
glasses just stored in this one
4:03
and then
4:05
some other chilled drinks there another
4:07
ice machine here
4:10
and then again just more storage spaces
4:18
so there are
4:20
kind of these beams that kind of make a
4:22
grid pattern up here on the ceiling
4:24
which is nice to add some kind of
4:26
architectural detail
4:28
and then
4:30
in the middle dividing
4:32
the bar from
4:34
the seating area they do have
4:37
this kind of
4:39
you know industrial pipe
4:41
system so you've got a place for your
4:43
feet
4:44
uh and then this just all holds up this
4:47
other
4:48
drink holder essentially
4:51
so over here

4:53
they've got room for
4:55
more tables than what they have
4:57
obviously they could fit more in here
4:59
but in the front
5:00
there is a whole built-in banquet
5:07
the actual
5:08
kind of front door is set up as a double
5:10
door so you get that wind break which is
5:13
really important in vermont in the
5:14
winter time
5:19
so coming in from
5:22
the front this is what people see they
5:24
walk in this is that kitchen employee
5:26
only area
5:30
so there's a
5:31
wainscoting
5:34
and a chair rail detail
5:37
there are surround sound speakers and
5:40
another cable outlet there if you want
5:42
to put a third tv up
5:44
they have a touch tunes machine my guess
5:46
is that this is not included it's

5:48
probably a rented system but i'd have to
5:49
figure that out
5:51
you plug in your
5:53
iphone or connect it somehow through
5:55
bluetooth
5:56
and then again all part of the
5:58
electrical
5:59
and stereo system there's a speaker
6:02
mounted up there
6:06
all right so then in the back there's
6:08
two restrooms
6:10
they split them up as ladies and
6:11
gentlemen
6:13
so we transition from a wood
6:16
to the carpet
6:18
to a tile
6:21
wayne's coating in here
6:23
it is a one person occupancy
6:26
nice wood wainscoting
6:28
toilet urinal
6:31
looks kind of like a chalkboard paint on
6:33
the walls here i'm guessing that's why

6:35
it's sort of
6:36
got that
6:38
weight down look and then just a corner
6:40
sink there's actually
6:43
no mirror in here which i find really
6:45
funny
6:49
and then right after that on the same
6:52
side is the ladies
6:54
room again just a single occupancy this
6:56
one has
6:57
a sink with a mirror
7:02
it's not as dark as the men's room
7:04
[Music]
7:06
okay
7:07
so back here in the pool table
7:10
zone
7:11
there is a wainscoting ceiling with some
7:14
recessed lights try to go this way so
7:17
you don't get so much glare
7:23
so we've got the basement hatch door
7:25
open just so that i can walk right down
7:26
there but i wanted to show you

7:29
this
7:30
upstairs first
7:32
so this is the back door
7:38
so just sort of giving you the quick
7:39
view i will start the next video from
7:41
right there
7:42
but before i go out i'm gonna go down
7:46
so to the basement we go
7:54
stairs are steep but
7:58
that way they don't take up a lot of
7:59
room all right so in the basement tons
8:01
of storage all built-in wood
8:03
shelving
8:06
concrete floor
8:09
there was a brand new boiler this was
8:11
installed last year
8:14
it's a wheel mclean gold boiler
8:17
and vermont heat is critically important
8:20
so that's a important upgrade that
8:22
they've done you can see all the shiny
8:23
new copper pipes
8:25
there's also an air conditioning system

8:27
here of course that's important for the
8:28
summertime
8:30
for restaurant goers
8:32
a couple different zones for heat
8:34
there
8:36
you're on town water in town sewer so
8:38
there's the septic line going out
8:41
behind this board i'm sorry this is in
8:44
the way but
8:45
i can't really move it um there's the
8:47
oil tank
8:49
the vast majority of our homes and
8:50
businesses are heated by oil here in
8:52
vermont so the fill pipes are outside
8:55
the delivery driver would just park in
8:56
the driveway and fill it up from outside
9:01
and then
9:02
before i show you the cooler i want to
9:04
show you
9:05
the electrical which is all the way in
9:07
this front corner
9:13
so

9:14
nice
9:16
panel
9:17
definitely looks to be a 200 amp
9:20
panel to me i'm gonna try to take a step
9:22
back and take a photograph for you
9:25
uh all wired in through cable
9:27
uh comcast high speed internet
9:29
uh so all of that is on one unit so both
9:32
your business and your home would be on
9:34
one bill
9:37
so you can see the poured concrete
9:38
foundation
9:39
you know look beyond the clutter and
9:41
just look at the foundation
9:43
the actual framing is impressive
9:46
back in the day when two by fours were
9:48
actually two inches by four inches and
9:51
two by sixes were two inches by six
9:53
inches
9:54
so that's all really good smoke
9:55
detectors
9:57
nice clean wiring

9:59
that's really important
10:03
so here is the walk-in cooler this whole
10:06
unit
10:07
here
10:15
so it's currently just set up for the
10:17
kegs
10:20
since it's a bar but if you were using
10:22
this as a restaurant and just wanted it
10:24
as a walk-in cooler for food
10:26
primarily then
10:28
you could put shelving in and use it for
10:30
that instead
10:32
all right so that is the basement
10:34
very good ceiling height i would say
10:36
this is a good um
10:39
eight and a half feet tall most likely
10:41
super sturdy beams
10:43
nothing seems out of place down here